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Investor Relations                        President & Founder
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FOR RELEASE
December 22, 2015

ACACIA RESEARCH CORPORATION ANNOUNCES RESIGNATION OF
MATTHEW VELLA AS CHIEF EXECUTIVE OFFICER AND DIRECTOR

NEWPORT BEACH, Calif. - December 22, 2015 - Acacia Research Corporation (Nasdaq: ACTG) announced today that Matthew Vella, current Chief Executive Officer and Director, has resigned, effective December 21, 2015. The Company has commenced a search for his successor and will engage an independent executive search firm to assist in the process.
Marvin Key, Senior Vice President of Acacia Research Corporation and Chief Executive Officer of Acacia Research Group LLC, will lead the Company as interim Chief Executive Officer.
Mr. Key joined Acacia Research Corporation in 2005 as Senior Vice President. He was appointed Chief Executive Officer of Acacia Research Group LLC in January 2013. Mr. Key, with over 20 years of Wall Street experience, has a finance background and extensive experience in capital markets. Mr. Key was previously affiliated with Thomas Weisel Partners, LLC, a San Francisco investment bank. Prior to that, over a ten year period, Mr. Key held various positions with New York Investment banks, Salomon Brothers and Lehman Brothers. Mr. Key is a Chartered Financial Analyst, attended Clemson University and holds an MBA from Southern Methodist University.
To assist Mr. Key during the transition process, the Board of Directors has created a new Office of the Chairman which will be comprised of Edward W. Frykman, Robert L. (“Chip”) Harris, and G. Louis Graziadio. The Office of the Chairman will also actively participate in the search for a permanent Chief Executive Officer.

ABOUT ACACIA RESEARCH CORPORATION
Founded in 1993, Acacia Research Corporation (NASDAQ: ACTG) is the industry leader in patent licensing. An intermediary in the patent marketplace, Acacia partners with inventors and patent owners to unlock the financial value in their patented inventions. Acacia bridges the gap between invention and application, facilitating efficiency and delivering monetary rewards to the patent owner.
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This news release may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon our current expectations and speak only as of the date hereof. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including the recent economic slowdown affecting technology companies, our ability to successfully develop products, rapid technological change in our markets, changes in demand for our future products, legislative, regulatory and competitive developments and general economic conditions. Our Annual Report on Form 10-K, recent and forthcoming Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.